Exhibit 4.24

THE SYMBOL “[REDACTED]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS (1) NOT MATERIAL AND (2) THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

Exclusive Development, Manufacture, and Sales Cooperation Agreement

This Exclusive Development, Manufacture, and Sales Cooperation Agreement (the “Agreement”) is executed on November 10, 2021 (the “Effective Date”) in Pudong New Area, Shanghai by and between:

1.

I-MAB Biopharma Hong Kong Limited (“I-MAB Hong Kong”), a limited company incorporated under the laws of Hong Kong Special Administrative Region of the People’s Republic of China, located at Suite 5105, 51/F, The Center, 99 Queen’s Road Central, Hong Kong;

2.

l-MAB Biopharma Co., Ltd. (“l-MAB Shanghai”, collectively known as “l-MAB” with l-MAB Hong Kong), a limited liability company established under the laws of the People’s Republic of China, located at Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District, Shanghai, China;

3.

Jumpcan Pharmaceutical Group Co., Ltd. (“Jumpcan”), a limited liability company established under the laws of the People’s Republic of China, located in Baotawan, West Daqing Road, Taixing, Jiangsu; and

4.

Jiangsu Jiyuan Medicine Co., Ltd. (“Jiyuan”, collectively known as the “Partner” with Jumpcan), a limited liability company established under the laws of the People’s Republic of China, located at 318 South Yongfengqiao Road, Huangqiao Industrial Park, Taixing, Jiangsu.

I-MAB and the Partner are individually referred to as “one party” or “each party” and collectively as the “parties”.

Introduction

I-MAB expects to license the Partner to develop, manufacture, and commercialize the Target Product in the Target Territory (as defined below), and the Partner is willing and able to carry out such activities in accordance with the terms and conditions set forth in this Agreement.

1	Definitions and Interpretation

1.1	Definitions

In this Agreement:

1.1.1

“Confidential Information” means all information of confidential nature disclosed (whether in writing, oral or any other manner, whether directly or indirectly) to the Partner by I-MAB or its affiliates, including but not limited to, information related to the target product and its pricing and marketing, technical information of the target product, and information related to the business of I-MAB or its affiliates.

1.1.2	“CMC” means chemistry, manufacturing, and control.

1.1.3

“Inclusion” or “Included” means that, in the case of an authorized patent, the manufacture, use or sale of a product will fall within the protection of the patent’s claims; in the case of an unauthorized patent application, the manufacture, use or sale of a product will fall within the protection of the latest claims of the patent application.

1.1.4	“Third Party” means a person or an entity other than I-MAB, the Partner, and their respective affiliates.

1.1.5

“Affiliate” means, for an entity, an entity that controls, jointly controls or exerts a material influence on the entity, that controlled by, jointly controlled by or under a material influence from the entity, that is controlled, jointly controlled, or materially influenced by a party with the entity; “Control” used in this definition, means, for an entity, the direct or indirect ownership of more than 50% of its shares, interests or voting rights, or the power to appoint or direct the management of the entity, or the power to appoint or elect a majority of directors of the entity, or the capacity to directly or indirectly affect the operations and policies of the entity by holding voting securities, agreements, trusts or in other ways.

1.1.6

“National Medical Products Administration” (NMPA) means the National Medical Products Administration of China, including its local branches at all levels, and their respective predecessors and successors.

1.1.7

“Reasonable Commercial Efforts” means, with respect to either Party’s obligations hereunder, efforts and resources consistent with those (for the avoidance of doubt, including funds, human resources, expertise, and facilities) expended by a biopharmaceutical company equivalent in resources and expertise to the Party and its affiliates in such country for the compounds and products of its own or its affiliates (such compounds and products shall have similar values to the target product, are at similar stages of development and lifecycles, and have similar commercial potential, the similarity should take into account all relevant factors, including, with respect to the target product, safety and efficacy issues, product profile, difficulty in research and development or manufacture, patent or other proprietary status including patent protection and exclusive approval, and the regulatory requirements involved and the potential profit value of the target product).

1.1.8	“Partner” shall have the meaning set forth in the preamble to this Agreement.

1.1.9	“Cooperation Contact” shall have the meaning set forth in Article 7.4.

1.1.10

“Collective Purchase” refers to the collective bidding and purchasing process of drugs organized by government agencies (including their local branches at all levels) in the target territory for the purpose of supplying drugs to multiple public hospitals belonging to different provinces.

1.1.11	“Collective Purchase and Sale” means the sale of the target product through collective purchase.

1.1.12

“Ongoing Phase III Clinical Trial” means the Phase III clinical trial currently performed by I-MAB according to “A Phase III, Randomized, Open-Label, Active-Controlled, Multicenter Study to Evaluate the Efficacy and Safety of Recombinant Long-Acting Human Growth Hormone (TJ101) in Subjects with Pediatric Growth Hormone Deficiency” (see Attachment 1.1.12 to this Agreement) submitted to NMPA/Center for Drug Evaluation.

1.1.13	“Competitive Product” means [Redacted].

1.1.14	“Domestic Marketing Authorization Holder” shall have the meaning set forth in Article 4.1.

1.1.15	“Overseas Marketing Authorization Holder” shall have the meaning set forth in Article 4.1.

1.1.16	“Agent of Overseas Marketing Authorization Holder” shall have the meaning set forth in Article 4.1.

1.1.17

“Net Sales” means that the total amount invoiced by the Partner or its sublicensees (hereinafter collectively referred to as “Seller”) for the sale or disposal of the target product to a third party in the target territory minuses the following deductions actually allowed and incurred: [Redacted]

Net sales shall be accounted for in accordance with applicable standard practice in the target territory.

1.1.18

“Development” means, with respect to a product, activities such as all studies, preclinical test, nonclinical test, clinical trials, test method development, stability test, toxicity test, dosage form development, process development, manufacturing quantitative development, quality assurance/quality control, statistical analysis and reporting, development of matching syringes, etc. To avoid ambiguity, “Development” does not include writing a marketing authorization application, submitting a marketing authorization application, or other regulatory matters related to such product.

1.1.19

“Control” means, with respect to any patent and know-how, either Party, without breaching any agreement or other arrangements with a third party, grants to the other Party relevant authorization or license set forth in this Agreement regarding such patents and know-how (including those rights arising from such Party’s ownership of such patents and patent technologies or other authorization from a third party, but excluding licenses hereunder).

1.1.20	“Milestone Payment” shall have the meaning set forth in Article 8.2.

1.1.21	“Milestone Event” shall have the meaning set forth in Article 8.2.

1.1.22	“PC/PV” means “Process Characterization and Validation”, i.e., the design and validation of the production process of the target product.

1.1.23	“Approval” shall have the meaning set forth in Article 4.4.

1.1.24

“Commercialization” means, with respect to a product, all market activities, promotional activities, promotion, distribution, import, export, sale or offer sales and other commercialization activities, including pricing, health insurance negotiations, and pharmaceutical representative activities of the product.

1.1.25	“Marketing Authorization” means a government license issued by NMPA that is necessary for the development, manufacture or commercialization of the target product in the target territory.

1.1.26	“Marketing Authorization Holder” shall have the meaning set forth in Article 4.1.2.

1.1.27

“Manufacture” means, with respect to a product, all planning, purchase, manufacturing, processing, synthesis, storage, filling, packaging, waste disposal, labeling, placement in package inserts, testing, quality assurance, sample storage, stability test, release, shipment, and supply.

1.1.28	“Upstream License Agreement” means the Intellectual Property Assignment and License Agreement, dated as of October 16, 2015, between Tasgen Bio tech (Tianjin) Co., Ltd. and Genexine, Inc.

1.1.29	“Effective Date” means the date indicated at the beginning of the document.

1.1.30

“Indication” means, with respect to a product, any clinically recognized independent disease, disorder or symptom treated with such product, or any independent disease, disorder, symptom requiring a separate marketing authorization to be treated with such product, or a population suffering from such disease, disorder or symptom.

1.1.31	“Applicable Law” means all laws, regulations, departmental regulations, or administrative decisions applicable to this Agreement and the rights and obligations set forth hereunder from time to time.

1.1.32	“First Commercial Sale” means the sale of the target product to any third party by the Partner or its sublicensees after all necessary marketing authorizations are obtained.

1.1.33	“Down Payment” shall have the meaning set forth in Article 8.1.

1.1.34	“I-MAB” shall have the meaning set forth in the preamble to this Agreement.

1.1.35

“I-MAB Trademark” means a Chinese trademark and the corresponding English trademark in the trademarks listed in Attachment 1.1.35, which are determined in writing by both parties after the effective date.

1.1.36	“I-MAB Shanghai” shall have the meaning set forth in the preamble to this Agreement.

1.1.37	“I-MAB Hong Kong” shall have the meaning set forth in the preamble to this Agreement.

1.1.38	“I-MAB Intellectual Property Rights” means patents and know-hows of I-MAB.

1.1.39

“I-MAB Patents” means all patents controlled by I-MAB on the effective date or during the term of this Agreement, which are necessary for the use, development, manufacture or commercialization of the target product, including but not limited to patents listed in Attachment 1.1.39 that have been authorized from the patentee to I-MAB at the time of signing this Agreement and other patents filed or controlled by I-MAB or its affiliates for the target product after the execution of this Agreement.

1.1.40

“I-MAB Know-How” means all know-hows controlled by I-MAB on the effective date or during the term of this Agreement, which are necessary for the use, development, manufacture or commercialization of the target product, including but not limited to know-hows listed in Attachment 1.1.39 that have been authorized from the know-how holder to I-MAB at the time of signing this Agreement and other know-hows developed or obtained by I-MAB or its affiliates for the target product after the execution of this Agreement.

1.1.41

“Target Product” means the long-acting recombinant human growth hormone (TJ101) of I-MAB and its various dosage forms, as well as all products containing TJ101 as the sole active ingredient or in combination with one or more active ingredients, and the matching syringes required for various dosage forms of products.

1.1.42	“Target Territory” means the Chinese mainland (excluding Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan).

1.1.43	“Target Area” means all uses in humans or animals.

1.1.44	“One Party”, “Parties”, and “Each Party” shall have the meaning set forth in the preamble to this Agreement.

1.1.45	“Patents” means patent applications and patents issued in the target territory, including inventions, utility models, and designs.

1.1.46	“Know-How” means technical and other information related to the target product, including concepts, discoveries, designs, processes, improvements, methods, tests, and test data.

1.2	Interpretation

The headings of articles in this Agreement are for ease of reading only and do not affect the interpretation of this Agreement. The attachments to this Agreement are a part of it as a whole. Any change or addition to the terms and conditions of this Agreement shall be made in writing expressly referring to this Agreement and signed by a duly authorized representative before binding upon the Parties.

2	Exclusive Cooperation

2.1

Pursuant to the terms of this Agreement, I-MAB hereby grants to the Partner, on the effective date, an exclusive, feeable, irrevocable (unless this Agreement is terminated), non-assignable, non-sublicensable (unless permitted by Article 2.2) license to authorize the Partner to engage in (a) the development of the target product (to the extent set forth in Article 3); (b) the manufacture of the target product (to the extent set forth in Article 5); and (c) the commercialization of the target product in the target territory and in the target area.

2.2

The Partner shall not sublicense its rights under this Agreement to any third party without the prior written consent of I-MAB, but the partner can sublicense the rights to its affiliates. The granting of a sublicense by the Partner to any third party or its affiliates (the “sublicensee”) must comply with the following requirements: (a) The Partner shall sign a written sublicense agreement with such sublicensee and provide a complete copy to I-MAB within five (5) days after signing the sublicense agreement; (b) The terms of the sublicense agreement shall not conflict with any of the terms of this Agreement, and any sublicensee itself shall not have the right to re-license; (c) No sublicense shall relieve the Partner of any obligations under this Agreement, and the Partner shall remain fully liable to I-MAB for the performance of all such obligations, whereas any act or omission of a sublicensee will be deemed to be an act or omission of the Partner; and (d) Upon termination of this Agreement, all sublicense agreements will automatically terminate.

2.3	The Partner shall not have or claim any rights or interests in any of I-MAB or its affiliates’ intellectual property rights other than those expressly granted to the Partner under this Agreement.

2.4	During the term of this Agreement:

2.4.1

I-MAB shall not develop, manufacture or commercialize the target product in the target territory and the target area, and shall not authorize a third party to develop, manufacture or commercialize the target product in the target territory and the target area, except with the prior written consent of the Partner or permission in accordance with the terms of this Agreement; otherwise, the benefits from such activities obtained by I-MAB shall be owned by the Partner.

2.4.2

Neither Party shall engage in the development, manufacture or commercialization of the competitive product in the target territory and the target area and shall not provide any third party with the manufacture, sale, distribution, development or other commercialization services of the competitive product, unless the other party’s prior written consent is obtained.

3	Product Development

3.1	I-MAB shall use reasonable commercial efforts to conduct and complete the ongoing Phase III clinical trials and bear all associated development costs (except those associated with CMC). [Redacted].

3.2

The Partner shall use reasonable commercial efforts to conduct the development of the target product (other than the ongoing Phase III clinical trial) in the target territory and the target area. [Redacted].

3.3	I-MAB shall make reasonable commercial efforts to conduct and complete CMC development related to the target product, [Redacted].

3.4

The Partner will independently bear the full costs of the clinical trial initiated by itself (including the costs of purchasing the target product). Both Parties shall comply with the terms of this Agreement and applicable laws in the conduct of the clinical trial or other development activities.

3.5	[Redacted].

4	Regulatory Matters

4.1

It is the responsibility of I-MAB or its affiliates to apply to NMPA for marketing authorization for the target product (including the addition of any indication for the target product) in the target territory. In order to apply for marketing authorization for the target product, the Partner shall provide reasonable support and assistance to I-MAB or its affiliates. [Redacted].

4.1.1

I-MAB Hong Kong, its affiliates or its designated third party will become the marketing authorization holder (MAH) (“Overseas MAH”) for the target product in the target territory after obtaining the marketing authorization for the target product. The overseas MAH has right to designate I-MAB or its affiliates in China or other suitable third party as its agent (“agent of overseas MAH”) in the target territory to perform the obligations of the overseas MAH as specified in applicable laws and regulations on behalf of the overseas MAH. Notwithstanding any other provision of this Agreement, I-MAB has the right to delegate its rights and obligations under this Agreement to the agent of overseas MAH.

4.1.2

If the target product is converted to be manufactured in China, I-MAB or its affiliates in China will be responsible for obtaining the marketing authorization for the product and becoming the MAH (the “domestic MAH”, collectively referred to as “MAH” with the overseas MAH), [Redacted].

4.2

I-MAB or its affiliates shall be responsible for the maintenance, change or modification of the marketing authorization for the target product, and all other communications and discussions with NMPA regarding the marketing authorization of the target product. I-MAB exclusively reserves all rights to grant, maintain, change or modify the marketing authorization. The Partner agrees that it will not take any action with respect to the marketing authorization unless expressly authorized in writing by I-MAB.

4.3	I-MAB shall have the right to independently decide to transfer the marketing authorization of the target product to its affiliates, [Redacted].

4.4

In addition to the approvals required to be obtained by I-MAB and its affiliates set forth in Article 4.1, the Partner is responsible for obtaining and maintaining the validity of any other approvals, licenses, and authorizations required by laws and regulations in the target territory and necessary for its signature and performance of the terms of this Agreement. Upon termination of this Agreement for any reason, unless otherwise requested by I-MAB, the Partner shall maintain in force any approvals (“approvals”, if any) that it has obtained in relation to the target product and (after obtaining the approval of the necessary fees by I-MAB) transfer such approvals to I-MAB or its designee, or revoke the approval as required by I-MAB if the approval is not transferable.

4.5

The Partner shall maintain true and accurate records related to the target product, including, but not limited to, the batch number of the target product purchased from and sold to the client of the Partner from I-MAB, and allow the inspection of I-MAB and its authorized representatives upon notification to the Partner.

4.6

To ensure that the target product is identified by batch number with the shortest delay, the Partner shall maintain a rapid and effective batch number tracking and target product recall process. The Partner shall carry out the process in the event that I-MAB believes for any reason that the target product is required to be recalled or withdrawn from the Partner or the Client of the Partner.

4.7

The Parties will enter into a separate pharmacovigilance agreement. Pursuant to this Agreement, the Partner will report any client complaints or adverse reactions involving the target product to I-MAB. Pursuant to the relevant provisions of such arrangements, the Partner will assist I-MAB in responding to any queries raised by regulatory authorities related to pharmacovigilance of the target product.

5	Production and Supply

5.1

The Parties shall discuss and confirm a technology transfer plan for the manufacture of the target product (the “Manufacturing Technology Transfer Plan”) that agrees to transfer all know-hows of I-MAB required by the Partner to manufacture the target product from I-MAB to the Partner or its recognized manufacturer. I-MAB shall transfer such manufacturing technology to the Partner or its recognized manufacturer in accordance with the manufacturing technology transfer plan. I-MAB and the Partner shall jointly bear all costs incurred by and associated with the transfer of manufacturing technology between the Parties as set forth in Article 3.3, [Redacted].

5.2

During the transfer of manufacturing technology, the information of suppliers such as raw materials, excipients, packaging materials, etc. shall be provided by I-MAB to the Partner or its recognized manufacturer for subsequent assessment by the Partner or its recognized manufacturer. [Redacted].

5.3

[Redacted] Prior to the manufacturing technology transfer, I-MAB shall make reasonable commercial efforts to assist the smooth transfer of manufacturing technology to the Partner or or its recognized manufacturer, and designate appropriate technical personnel to provide technical answers, remote or on-site guidance to the Partner or its recognized manufacturer during the manufacturing technology transfer.

5.4

Before the completion of the manufacturing technology transfer, if the Partner needs to purchase the target product to carry out the clinical trial initiated by itself or its other commercialization activities as described in Article 3.2, the Parties shall sign a supply agreement agreeing on the specific terms and the price for the supply of such target product from I-MAB to the Partner. [Redacted].

5.5

Upon completion of the manufacturing technology transfer, the Parties will sign a separate supply agreement to specify that the Partner or its recognized manufacturer will act as the Contract Development Manufacture Organization (CDMO) of I-MAB to be responsible for the production of target product in the target territory. As MAH of the target product, I-MAB supplies the target product to the Partner to support the commercialization of the target product. [Redacted].

6	Commercialization

6.1

The Partner will be the exclusive national agent of the target product, be responsible for the commercialization of the target product in the target territory, including but not limited to the pricing of target product, charitable drug donation, medical insurance negotiation, brand strategy, promotion plan and sales forecast, and bear relevant costs. [Redacted].

6.2	The Partner shall make reasonable commercial efforts to commercialize the target product in the target territory.

7	Governance

7.1	Joint steering committee

7.1.1

A Joint Steering Committee (“JSC”) will be established by the Parties. The JSC will consist of two (2) members from I-MAB and two (2) members from the Partner. All members designated by each Party as a whole shall be able to reflect the professional opinion of their respective companies with respect to promotion, marketing, sales, medical affairs/clinical development, finance and/or compliance. Each Party shall notify the other Party in writing of the list of its designated personnel. To avoid doubt, the cooperation contact designated by the Parties pursuant to Article 7.4 is not necessarily a member of JSC, but may attend meetings of JSC.

7.1.2

One of their members in JSC shall be appointed as the co-chairmen of JSC by I-MAB and the Partner, respectively. The co-chairmen will: (a) establish the agenda of the meeting; provided that the agenda will include any matter reasonably requested by either party; and (b) have the right to request an urgent meeting of JSC. The co-chairmen will be responsible for recording, preparing, and sending to the Parties within a reasonable time the minutes of JSC meeting.

7.1.3	The JSC will meet face to face at a location mutually agreed the Parties or meet by video or telephone.

7.1.4

Unless otherwise agreed by the Parties, JSC shall meet at least once a month for the first three (3) months after the effective date. Thereafter, JSC shall meet at least quarterly, or discuss and decide on the frequency of JSC meetings depending on actual needs.

7.2

Responsibilities of JSC. Unless otherwise provided herein, JSC will oversee the performance of this Agreement by the Parties. JSC will perform its responsibilities in accordance with the provisions of this Agreement, but will not have the authority to modify this Agreement or make decisions that are contrary to this Agreement. The responsibilities of JSC will include:

7.2.1	Review and approve the development plan (including clinical plan and protocol) for the target product;

7.2.2	Review the commercialization plan for the target product;

7.2.3	Approve the price and price strategy of the target product;

7.2.4	Synchronize and supervise the implementation of the development plan and the commercialization plan;

7.2.5	Supervise the compliance of the Parties with their obligations under this Agreement; and

7.2.6	Negotiate other matters specified otherwise in this Agreement and supervise the implementation of other matters determined by JSC.

7.3

Decision-making mechanism. All decisions of JSC shall be made by a unanimous vote of the Parties with one vote (regardless of the number of members present at the meeting) for I-MAB and the Partner each. [Redacted]

7.4

Cooperation contact. Each Party shall designate an employee of such party to supervise interactions between the Parties (all referred to as “Cooperation Contact”) with respect to all matters under this Agreement. The cooperation contact shall make every effort to ensure clear and expeditious communication and effective transmission of information between the Parties as the contact for any matters arising out of this Agreement and to facilitate the implementation of relevant matters within their respective companies. The cooperation contact shall have the right to participate as a non-voting participant in all JSC meetings, may raise to JSC any matter or question reasonably considered necessary for discussion by any of the cooperation contacts and shall assume other responsibilities as may be agreed upon in writing between the Parties. Each Party may change its designated cooperation contact by giving written notice to the other Party.

8	Financial Terms

8.1

Down payment. The Partner shall make a payment (“down payment”) in the amount of RMB Two Hundred Twenty Four Million (CNY ¥224,000,000) to I-MAB, which is non-refundable and non-deductible. The down payment shall be made by the Partner within 5 days from the effective date in an amount of RMB Ninety Six Million (CNY ¥96,000,000) and within 30 days from the effective date in an amount of RMB One Hundred Twenty Eight Million (CNY ¥128,000,000). After the down payment is received, I-MAB shall issue a special VAT invoice to the Partner for the down payment.

8.2	Milestone payments.

8.2.1

Upon the achievement of the following milestone events (“milestone events”) with respect to the target product, the Partner shall notify I-MAB within ten (10) days, and upon receipt of an invoice from I-MAB for the achievement of such milestone events, the following one-time, non-refundable, and non-deductible milestone payments (“milestone payments”) will be made to I-MAB in accordance with the provisions of this Agreement. Each milestone payment will be made only once and will not be repeated.

Milestone event		Milestone payment
Development milestone event	1. [Redacted]	[Redacted]
	2. [Redacted]	[Redacted]

Sales milestone event	1. [Redacted]	[Redacted]
	2. [Redacted]	[Redacted]
	3. [Redacted]	[Redacted]
	4. [Redacted]	[Redacted]

Total milestone payments		RMB One Billion Seven Hundred and Ninety-Two Million (CNY ¥1,792,000,000)

*[Redacted]

8.2.2	[Redacted].

8.2.3	[Redacted].

8.3	IP authorization royalty.

8.3.1

Subject to other provisions of this Agreement, the Parties agree to share, in accordance with the principle of 50%: 50%, the proceeds resulting from the licensing of I-MAB intellectual property rights to the Partner and the commercialization of the target product based on the I-MAB intellectual property rights, in particular:

[Redacted]

8.3.2	[Redacted].

8.3.3

During the IP authorization commission period, the parties shall reconcile, within thirty (30) days after the end of each quarter, (a) the calculation of net sales ([Redacted]) in each month of the quarter; and (b) the calculation of the total share to be paid to I-MAB by the Partner in respect of that quarter ([Redacted]).

8.3.4

“IP authorization commission period” refers to the period from the first commercial sale of the target product in the target territory until the end of the following, whichever occurs last: (1) all applicable regulatory exclusivity periods for new drugs have expired; (2) the last I-MAB patent including the target product has expired, revoked, and invalid; or (3) 10 years after the first commercial sale of the target product.

8.4

In the event of major changes in the market environment of the target product due to external factors such as national collective purchase and health insurance negotiations, the parties may negotiate amicably whether the relevant terms need to be adjusted in accordance with the principle of maximizing the cooperative interests of the parties. If the parties agree on the need to adjust the relevant terms, the relevant adjustments shall be made in a manner agreed in writing.

8.5	[Redacted].

8.6	Terms of Payment.

8.6.1	Taxes. All amounts payable under this Agreement are amounts excluding taxes. VAT will be charged in addition to I-MAB.

8.6.2

Invoices. In addition to the down payment, the receiving party shall issue a special VAT invoice to the paying party for all payments payable to the receiving party under this Agreement, and the paying party shall pay the corresponding amounts in all special VAT invoices within ten (10) business days from the date of receipt of the special VAT special invoices.

8.6.3

Late Payments. If one party fails to make payment to the other party accounts payable under this Agreement, it shall bear the interest on the deferred payment from the date of the extension to the actual date of payment at an interest rate of 0.005% per day.

8.7	The Partner shall maintain accurate books and records, including:

8.7.1	Records of all Partner sales to its customers; and

8.7.2	Inventory records of target product owned by the Partner at any time

And if the Partner is notified five business days in advance, I-MAB or its authorized agents shall have the right to inspect and extract the books and records within the working hours acceptable to the other party. In order to facilitate the annual review of the sales and inventory records of the target product at the end of each calendar year by I-MAB or its authorized agents, Partner shall arrange its books and records in a manner.

8.8	[Redacted].

8.9

(a) I-MAB, at any time during and after the term of this Agreement, and (b) Partner, [Redacted], shall have the right to access the other party’s premises after reasonable notice not less than ten (10) business days in advance in accordance with the record retention period specified in this Agreement and its attachments, to audit and inspect all records, processes and behaviors related to the performance of this Agreement by the other party, including but not limited to:

8.9.1	All distribution behaviors, materials, practices, and procedures; and

8.9.2

Controls, safety actions and procedures in accordance with the provisions of the Quality Agreement and the Drug Safety Information Exchange Agreement, which are separately signed by the parties after the entry into force of this Agreement.

8.10

Subject to Article 8.9, each party and its designated auditors (including internal and external auditors), inspectors and other representatives designated in writing, with five business days’ written notice to the other party, have the right to access to such premises, the other party’s employees, data, and records to complete the audit and inspection of the other party within reasonable working hours acceptable to the other party.

8.11	Each party shall exercise its audit rights no more than once a year and each inspection shall only audit the books and records within the past 3 years.

8.12

The audited party shall fully assist and ensure that its employees fully assist the auditing party in any audit or monitoring carried out in accordance with the above article. Auditors, inspectors, and other representatives designated by the auditing party shall comply with the reasonable security and confidentiality requirements of the audited party.

8.13

The auditing party or its designated auditor may issue a formal letter summarizing the audit results. If any findings or audit results in the audit require the audited party to make any improvement, the audited party shall take reasonable measures to ensure that the improvement plan is completed within the specified period required by the auditing party.

8.14

The costs and expenses of the audit agreed upon in this Agreement will be borne by the auditing party, unless there is evidence that the audited party has not complied with any of the terms or obligations of this Agreement, in which case the costs of the audit will be paid by the audited party.

9	Intellectual Property

9.1	Ownership.

9.1.1

This Agreement does not assign the parties’ ownership of any background intellectual property. “Background intellectual property” refers to any patents, know-hows or other intellectual property controlled by either party on the effective date, and patents, know-hows or other intellectual property developed by either party in the performance of activities unrelated to this Agreement.

9.1.2

In terms of any intellectual property developed or generated in the course of activities related to this Agreement, (a) for intellectual property developed or generated solely by one party in the course of performing activities related to this Agreement, such party will own such intellectual property independently developed or generated by itself or its affiliates, employees, subcontractors or consultants (“foreground intellectual property”); and (b) for intellectual property developed or generated by the parties in the course of performing activities related to this Agreement, the parties will share all such intellectual property jointly developed or generated by the parties or their respective affiliates, employees, subcontractors or consultants (“joint foreground intellectual property”).

9.1.3

During the performance of this Agreement, any foreground intellectual property arising out of the target product by I-MAB or its affiliates shall promptly notify the Partner. Such foreground intellectual property shall be included in the I-MAB intellectual property to be licensed to the Partner pursuant to this Agreement, and the Partner shall not bear any additional costs in addition to the costs agreed upon in this Agreement.

9.1.4

If it is necessary for the Partner to obtain a license from a third party for intellectual property controlled by a third party for the purpose of manufacture and commercialization of the target product in the target territory, the cost arising therefrom shall be borne by the Partner, except if this necessity is caused by the use of long-acting recombinant human growth hormone itself provided to the Partner by I-MAB (without modification by the Partner) or indications for which I-MAB has undergone clinical development on the Effective Date.

9.1.5

The parties shall ensure that if any affiliates, employees, subcontractors, or consultants of such party are involved in any activities of such party in connection with this Agreement, such affiliates, employees, subcontractors or consultants shall be obligated to assign intellectual property developed or generated by such party.

9.2

Patent application. I-MAB shall be responsible for the preparation, application, and maintenance of all I-MAB patents. I-MAB shall negotiate amicably with the Partner on the preparation, application, and maintenance of the I-MAB patents, and allow the Partner to make substantive suggestions on the preparation, application, and maintenance of the I-MAB patents. The relevant expenses (including patent attorney fees and official fees) incurred in the preparation, application, and maintenance of I-MAB patents in the target territory shall be borne by I-MAB. [Redacted]

9.3

Patent Maintenance. I-MAB shall be responsible for the maintenance of all I-MAB patents. In the event of any invalid challenge to the I-MAB patents, I-MAB shall promptly notify the Partner. The parties shall jointly negotiate and deal with it, and make all reasonable commercial efforts to maintain the stability of the I-MAB patents.

9.4

During the term of this Agreement, the Partner shall be obligated to notify I-MAB of any actual, suspected, or potential infringement of the I-MAB patents. I-MAB or its designee shall make reasonable commercial efforts to initiate a defense action and retain any compensation received. The Partner further agrees to take all necessary actions to protect the rights of I-MAB with respect to the target product and the I-MAB patents, at the expense of such request and expense of the I-MAB or its designee.

9.5

If, during the term of this Agreement, any third party brings a patent infringement action against the Partner concerning the target product, the Partner shall notify I-MAB in writing within seven (7) days, and I-MAB shall make reasonable commercial efforts to initiate an active defense of such action. The Partner shall bear all compensations from such patent infringement actions and other reasonable costs (including, but not limited to, attorney fees) incurred as a result of such infringement, except if the infringement is caused using long-acting recombinant human growth hormone itself provided to the Partner by I-MAB (without modification by the Partner) or indications for which I-MAB has undergone clinical development on the effective date.

9.6	[Redacted].

9.7	Trademarks.

9.7.1

I-MAB hereby grants a non-transferable, non-exclusive, sub-licensable license to the Partner, to allow the Partner to use the I-MAB trademark for the sole purpose of commercialization of the target product in the target territory.

9.7.2

At any time during the term of this Agreement, if the Partner becomes aware of any infringement or potential infringement of the I-MAB trademark by any third party, the Partner shall notify I-MAB and identify the infringer, infringement, and corresponding supporting materials. I-MAB or its designee shall take necessary measures to protect I-MAB trademark at its own discretion, and the Partner shall give I-MAB or its designee all possible assistance in connection therewith, including participating in any legal procedures. I-MAB or its designee shall bear the costs and receive any compensation arising out of such procedures. Without the written consent of I-MAB or its designee, the Partner shall not take any action against such infringement or suspected infringement, except for providing all possible assistance as aforesaid.

9.7.3

If at any time during the term of this Agreement, any actions are brought against the Partner concerning the I-MAB Trademark, the Partner shall promptly notify I-MAB in writing. I-MAB or its designee shall make reasonable commercial efforts to conduct a defense of such action. If the Partner suffers losses as a result, I-MAB shall compensate the Partner for direct economic losses.

9.7.4

The Partner warrants that no trademark similar to or confusable to the I-MAB trademark will be used or permitted during the term of this Agreement or after the expiration or termination of this Agreement for any reason.

9.7.5

The Partner shall not register or attempt to register the I-MAB trademark alone or in combination with any other trademark or material, nor shall use it as a part of its own business name or business style.

10	Confidentiality

10.1

The Partner agrees to maintain strict confidentiality with respect to confidential information, unless such information becomes publicly available due to the negligence of the non-Partner, its employees, or agents, or as a result of disclosure authorized by the Partner with the prior written consent of I-MAB, or as required by laws by the Partner. The Partner shall ensure that its employees and agents comply with the confidentiality obligations described above with respect to confidential information. The Partner shall ensure that this confidentiality obligations remain in force for ten (10) years after termination of this Agreement.

11	Representations and Warranties

11.1	The Partner hereby represents and warrants that:

11.1.1	The Partner has the full right and authority to enter into this Agreement.

11.1.2	The Partner is eligible to be a partner of I-MAB in accordance with the laws in the target territory.

11.1.3

The Partner will conduct the development, manufacture, and commercialization of the target product in strict accordance with the current Good Supply Practice, the quality agreement signed by the parties, and all applicable laws and regulations related to the development, manufacture and commercialization of the target product in the target territory.

11.1.4

The Partner shall not sell counterfeit I-MAB or any other company’s target products or transact counterfeit target product with it or with any member of its supply chain. The Partner will take appropriate preventive safety measures during the distribution process to ensure the authenticity of the target product and prevent counterfeiting of the target product.

11.2	The I-MAB hereby represents and warrants that:

11.2.1	The I-MAB has the full right and authority to enter into this Agreement.

11.2.2

The I-MAB shall have the right to grant an exclusive license to the Partner of I-MAB intellectual property in the target territory in accordance with this Agreement to give the Partner the right to engage in the development of the target product in the target territory and the target area (subject to the provisions of Article 3), manufacture of the target product (subject to the provisions of Article 5), and commercialization of the target product.

11.2.3

Manufacture or commercialization of the target product in the target territory will not infringe the intellectual property of any third party based on the information known as of the effective date of I-MAB.

11.2.4

All kinds of significant information and data (i.e., information and data that may reasonably be deemed to affect the Partner’s decision-making regarding cooperation under this Agreement) provided by I-MAB to the Partner are true based on information known as of the effective date of I-MAB.

11.2.5	Based on the reasonable judgment of the I-MAB, as of the effective date, there are no serious defects preventing the target product from obtaining regulatory approvals in the target territory.

11.2.6	The I-MAB will continue to make reasonable commercial efforts to maintain the validity of I-MAB intellectual property in the target territory.

11.2.7	[Redacted].

11.2.8	[Redacted].

11.2.9	The I-MAB will make reasonable commercial efforts to maintain the validity of the marketing authorization for the target product.

11.2.10

The I-MAB will make reasonable commercial efforts to avoid situations in which the target product is ordered by relevant government departments to stop production or sales based on the occurrence of primary recalls, serious adverse reactions, or group adverse events of drugs due to the I-MAB or its affiliates.

12	Indemnification

12.1

If any third party commits any action, claim or other proceeding against I-MAB, affiliates of I-MAB, or their respective directors, management, employees (“I-MAB indemnified party”), and any loss, liability, damage, fees, or costs (including reasonable attorney fees) incurred by such I-MAB indemnified party, the Partner shall compensate such I-MAB indemnified party:

12.1.1	Development, manufacture, or commercialization of any target product by the Partner, affiliates of Partner, sub-licensees or subcontractors;

12.1.2	Any negligence of the Partner, affiliates of Partner, sub-licensees or subcontractors in the conduct of activities relating to this Agreement; or

12.1.3	Breach of any representations, warranties or other obligations set forth in this Agreement by the Partner, affiliates of Partner, sub-licensees or subcontractors.

12.2

If any third party commits any action, claim or other proceeding against Partner, affiliates of Partner, or their respective directors, management, employees (“Partner indemnified party”), and any loss, liability, damage, fees, or costs (including reasonable attorney fees) incurred by such Partner indemnified party, the I-MAB shall compensate such Partner indemnified party:

12.2.1	Any negligence of the I-MAB, affiliates of I-MAB or subcontractors in the conduct of activities relating to this Agreement; or

12.2.2	Breach of any representations, warranties or other obligations set forth in this Agreement by the I-MAB, affiliates of I-MAB or subcontractors.

12.3	If either party breaches any of the representations, warranties or other obligations agreed upon in this Agreement, it shall be liable to the other party for breach of contract.

13	Term and Termination

13.1

This Agreement shall enter into force and become effective as of the date of signing the contract. This Agreement shall remain in force and effect unless terminated early in accordance with the provisions of this Agreement.

13.2

If either party substantially breaches this Agreement and fails to correct the breach within thirty (30) days of receipt of written notice from the other party, the other party may terminate this Agreement immediately by a written notice.

13.3

If either party reconciles, arranges or enters into liquidation proceedings with its creditors other than by reason of a bona fide reorganization, or has appointed a liquidator or judicial supervisor for all or part of its business, the other party has the right to terminate this Agreement immediately by a written notice. The parties agree to notify the other party in writing of the change within fourteen (14) days from the effective date of such change.

13.4	If the Partner commits any of the following acts, I-MAB may terminate this Agreement immediately by giving a written notice to the Partner:

13.4.1	Serious breach of applicable laws, resulting in the inability to continue the performance of this Agreement;

13.4.2	Challenge of the ownership or validity of any intellectual property by I-MAB or its affiliates;

13.4.3	Failure to pay any sum due to the I-MAB prior to the due date of any payments under this Agreement, and still failure to pay within thirty (30) business days after the written notice of I-MAB;

13.4.4	The breach of the obligations of confidentiality of I-MAB under this Agreement that causes serious losses to the I-MAB.

13.5	If the I-MAB commits any of the following acts, Partner may terminate this Agreement immediately by giving a written notice to the I-MAB:

13.5.1	Serious breach of applicable laws, resulting in the inability to continue the performance of this Agreement;

13.5.2	Failure to pay any sum due to the Partner prior to the due date of any payments under this Agreement, and still failure to pay within thirty (30) business days after the written notice of Partner.

13.6	Whether this Agreement is terminated for any reason:

13.6.1	All intellectual property licenses granted by I-MAB to the Partner pursuant to this Agreement will be terminated immediately;

13.6.2

The Partner shall immediately cease any development, manufacture or commercialization activities of the target product and immediately cease the use of any trademarks or any documents or information provided by I-MAB or its affiliates;

13.6.3

Upon request of I-MAB, the Partner shall sell to I-MAB or its designee all outstanding inventory target products in the possession or under the control of the Partner on the effective date of termination, provided that such target products meet the conditions for sale on the market (as judged in good faith in the I-MAB). The target products that do not meet the conditions for sale on the market shall be destroyed by the Partner under the direction and supervision of I-MAB, and the cost shall be borne by the Partner (except for the termination of the agreement due to the breach of contract by the I-MAB);

13.6.4

The Partner shall immediately discontinue the use of all confidential information provided to the Partner by I-MAB for various purposes, and return to I-MAB or handle all documents (including any copy) and all records (including computer disks or other forms of electronic data) containing or related to confidential information, (as directed by I-MAB), regardless of their form and how they are made;

13.6.5

The Partner shall automatically grant to I-MAB a non-exclusive, royalty-free, revocable, transferable, and sublicensable license for the foreground intellectual property of the Partner (including the share of the Partner in the joint foreground intellectual property) to authorize I-MAB to engage in the development, manufacture, and commercialization of the target product; and

13.6.6	The Partner shall promptly pay unpaid invoices issued by I-MAB for the target product or return the target product.

13.7

Termination or expiration of this Agreement for any reason shall not be deemed to exempt either party from liability to the other party or the litigation right enjoyed by the other party that has already occurred at the termination of this Agreement, or due to the actions or omissions before the termination; this right includes, but is not limited to, recourse against any monetary debts under this Agreement.

14	Prevention of Bribery and Corruption

14.1

The Partner shall always fully comply with all applicable laws and regulations in the target territory in which the Partner operates with the I-MAB, including, but not limited to, anti-corruption laws in China and the United States.

14.2

The Partner agrees that it has not made and agreed that it will not make, undertake, authorize, approve, promise, or engaged in, directly or indirectly, in connection with the performance of this Agreement, in any actions to promote any payment or transfer of any valuables in order to affect, induce or reward any actions, omission or decision, thereby securing an inappropriate interest; or improperly assisting it or I-MAB in obtaining or retaining business, or taking any measured with the purpose or effect of public or commercial bribery.

14.3

Without the prior written permission of I-MAB, the Partner shall not contact or otherwise knowingly meet with any government official for the purpose of discussing activities arising out of or related to this Agreement and, if required by the I-MAB, it can be done only in the presence of the designated representative of the I-MAB.

14.4

For the purposes of this Agreement, the “government official” means: (a) any official or employee of the government or any governmental agency; (b) any person acting in a public office on behalf of the government or any governmental agency; (c) any manager or employee of a company or enterprise owned by the government in whole or in part; (d) any official or employee of a public international organization, such as the World Bank or the United Nations; (e) any official or officer of a political party or any person acting in a public office on behalf of a political party; and/or (f) any candidate for a public office; and when acting as an official or official decision-maker, these government officials have the responsibility of carrying out supervision, government authorization or permission, or have the decision-making ability that may affect the business of I-MAB under other circumstances.

14.5

The Partner declares that it has not been convicted or pleaded guilty of a criminal offense, including a criminal offense involving fraud or corruption, other than in which it was disclosed in writing to I-MAB prior to the signing of this Agreement; to the best of its knowledge, it is not the subject of any governmental investigation into such crime; and it is not currently listed by any government agency as prohibiting or suspending participation in government projects, is proposed to suspend or prohibit participation in government projects, or has no right to participate in government projects for other reasons.

14.6

The Partner declares and warrants that, except for the situation that it disclosed to I-MAB in writing before the signing of this Agreement: (1) it does not have any interests that directly or indirectly conflict with its appropriate and moral performance of this Agreement; and (2) during the performance of this contract, it shall maintain a fair-trading relationship with all third parties which deals with or on the behalf of the I-MAB.

14.7

The I-MAB shall have the right to investigate and audit the activities of the Partner under this Agreement during the term of this Agreement to monitor compliance with the provisions of this Agreement. The Partner shall cooperate fully with such investigations and audits, and the I-MAB shall have the right to make exclusive and reasonable judgment as to its scope, method, nature, and duration.

14.8

The Partner shall ensure that all material aspects of all transactions under this Agreement have been correctly and accurately recorded in its books and records, and that the documents on which such books and records are complete and accurate in all material respects. The Partner must maintain a reasonably designed internal accounting control system to ensure that it does not have out-of-book accounts.

14.9

The Partner agrees that, if I-MAB deems that there may be a possible breach of the terms of this Agreement, I-MAB may fully disclose such views and relevant information to any governmental authority and authority at any time and for any reason.

14.10

If the Partner fails to perform their obligations under this Article, I-MAB shall have the right to promptly terminate this Agreement by giving a written notice to the Partner, and the Partner shall not be entitled to request compensation from I-MAB for any loss of any nature arising out of termination of this Agreement under this Article. If (and only to the extent) any such indemnification based on termination of this Agreement is provided to the suppliers by the applicable laws in the target territory, the Partner hereby expressly agrees to waive (if permitted by applicable laws in this territory) or to reimburse I-MAB any such indemnity or compensation.

15	Governing Law and Jurisdiction

15.1	This Agreement shall be governed by and construed in accordance with the laws of the People’s Republic of China.

15.2

Disputes arising out of or in connection with this Agreement shall be settled through friendly consultation between the parties. If agreement cannot be reached through consultation, the dispute shall be submitted to the Shanghai International Arbitration Center for arbitration in Shanghai in accordance with the arbitration rules in force at the time of the application for arbitration by the Shanghai International Arbitration Center. The arbitral tribunal shall consist of three arbitrators: one shall be appointed by the claimant, one shall be appointed by the respondent, and the third shall be appointed by the Shanghai International Arbitration Center and serve as the chairman of the arbitration tribunal. The language of arbitration shall be Chinese. The arbitration award shall be final and binding on the parties.

16	Miscellaneous

16.1	Transfer by the Partner. The Partner agrees that they shall not transfer all or any part of this Agreement without the prior written consent of I-MAB.

16.2

I-MAB Transfer. The I-MAB may notify the Partner in writing to transfer its rights and obligations under this Agreement to any of its affiliates or successors of whole or any part of the product-related business at any time, and I-MAB shall ensure that the rights and obligations of the Partner under this Agreement are not affected.

16.3

No Waiver. The failure of either party to exercise any of the provisions or rights of this Agreement at any time, or the option provided herein, shall not be deemed to be a waiver of any provision, right or option hereof, nor shall affect the validity of this Agreement.

16.4

Integrity of the Agreement. This Agreement constitutes the entire agreement between the parties regarding the subject matter of this Agreement and supersedes all previous relevant agreements, consultations, and commitments. Any modifications to this Agreement shall be in writing and shall be confirmed by the seal of both parties. If in the opinion of any court or authority, in whole or in part, any provision of this Agreement is invalid or unenforceable, the remaining provisions and, where appropriate, the remainder of such affected provision shall remain in force.

16.5

Notices. Any notice required under this Agreement shall be deemed to have been duly issued if it is delivered to the registered address of the parties stated at the beginning of this Agreement or at any other mailing address to which the recipient notifies the sender in advance in writing.

16.6

No Partnership or Agency. Nothing in this Agreement shall create any joint venture, partnership, joint venture, or agency relationship between the parties. The parties to this Agreement are recognized as independent contractors. No party may bind the other party or its representative in any way, nor shall it declare to any third party that it has such authority, nor can either party enter into any agreement, make any declaration, provide any warranty, or incur any debt on behalf of the other party.

16.7

Promotion/Use of Names. Neither party may disclose the contents of this Agreement without the prior express written consent of the other party. If one party requests disclosure in writing, the other party shall give reasonable support. Neither party shall use the name, trademark, firm or logo of the other party or its affiliates in any publicity, promotional, press release or disclosure with respect to the subject matter of this Agreement, except where such information is required by applicable laws, without the prior express written consent of the other party. Notwithstanding the foregoing, the parties agree that it is necessary to publish and publicly disclose in due course the results and information concerning activities under this Agreement. Accordingly, one party may, subject to breach of its confidentiality obligations hereunder, make its own decision to publicly disclose the results and information of its activities under this Agreement in accordance with applicable laws and industry practice by giving a written notice to the other party five business days in advance. If the other party objects to the content of the notice upon receipt of such written notice, the party proposing to issue the notice shall fully respect and reasonably consider such opinion.

16.8	Modification. Modifications, amendments, corrections, or supplements to this Agreement may only be made by signing a written document clearly stating such purpose by the parties.

[Signature page follows]

For and on behalf of	For and on behalf of

I-MAB Biopharma Hong Kong Limited	Jumpcan Pharmaceutical Group Co., Ltd.

/s/ Authorized Signatory	/seal/ Jumpcan Pharmaceutical Group Co., Ltd. /s/ Authorized Signatory

For and on behalf of	For and on behalf of

I-MAB Biopharma Co., Ltd.	Jiangsu Jiyuan Medicine Co., Ltd.

/seal/ I-MAB Biopharma Co., Ltd. /s/ Authorized Signatory	/seal/ Jiangsu Jiyuan Medicine Co., Ltd. /s/ Authorized Signatory

Attachment 1.1.12    Ongoing Phase III Clinical Trial

[Redacted]

Attachment 1.1.35    I-MAB Trademark

[Redacted]

Attachment 1.1.39    I-MAB Patents and I-MAB Know-hows

[Redacted]